July 29, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Anne Nguyen Parker

Re:	JayHawk Energy, Inc.
Registration Statement on Form S-1
Filed May 20, 2010
File No. 333-166970

Dear Ms. Nguyen Parker:

We are special counsel to JayHawk Energy, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated June 9, 2010 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 filed on May 20, 2010.  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (“Amendment No. 1”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 1 marked to show changes to the Form S-1 as filed on May 20, 2010.

Risk Factors

We may need additional financing..., page 4

1.   Include a separate risk factor addressing the likelihood that existing stockholders may experience dilution through future financings. Specifically address any plans you may have to issue stock, including convertible securities, in lieu of paying cash or interest or to finance future projects.

Response:

In response to the Staff’s comment, the Company has included the following risk factor in Amendment No. 1:

The issuance of shares upon conversion of the senior secured convertible debentures, exercise of outstanding warrants and in lieu of payments of interest on the senior secured convertible debentures may cause immediate and substantial dilution to our existing stockholders.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

If the price per share of our common stock at the time of conversion of our senior secured convertible debentures, and exercise of any warrants, options, or any other convertible securities is in excess of the various conversion or exercise prices of these convertible securities, conversion or exercise of these convertible securities would have a dilutive effect on our common stock. As of July 28, 2010, we had (i) outstanding senior secured convertible debentures which are convertible into an aggregate of 4,990,001 shares of our common stock at a conversion price of $0.30 per share, (ii) warrants to purchase 2,000,000 shares of our common stock at an exercise price of $0.45 per share, and (iii) outstanding Placement Agent warrants to purchase 166,000 shares of our common stock at an exercise price of $0.45 per share. Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to those of our common stock and which result in additional dilution of the existing ownership interests of our common stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

2. Provide a table of contractual obligations.

Response:

In response to the Staff’s comment, the Company has included the following table in Amendment No. 1:

	Payments Due By Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-Term Debt Obligations	$872,000	$872,000	$0	$0	$0
Capital Lease Obligations	$0	$0	$0	$0	$0
Operating Lease Obligations	$48,000	$12,000	$36,000	$0	$0
Purchase Obligations	$172,166	$172,166	$0	$0	$0
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP]	$0	$0	$0	$0	$0
	$1,092,166	$1,056,166	$36,000	$0	$0

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3.   We note that in the "Corporate Presentation — September 2009" posted on your website, you revealed plans to invest S1-1.5 million over the three months ended December 2009 to drill and tie in three wells and to invest $3-5 million over the six months ended June 2010 to drill and tie in ten wells. Discuss the outcome of these plans and your plans for the near future.

Response:

The original plan as proposed assumed a number of events to have taken place in a timely fashion and assumptions were made based upon relevant experience as to the total capital cost of the drilling, completing and equipping of wells on the Crosby, North Dakota project.  Based upon the initial discussion with the financiers the Company was in discussions with at the time, closing of funding of a debenture financing was assumed to be possible before the end of September 2009.  The original assumption that drilling, completing and equipping for production of three wells prior to the end of December 2009 was predicated upon the successful closing of the financing within the expected time line, the permitting of the wells in order to be legally able to drill them during that period, the actual assessment of cost to drill, complete and equip these wells being within the cost parameters originally estimated for the drilling of vertical wells in Crosby, North Dakota and the ability to source the various services and materials necessary to completed the anticipated activity within that time frame.  Similarly, the expected follow-up of an additional ten wells in the initial six month time period between January and June 2010 were predicated upon a similar set of assumptions as well as the ability of the company to source the additional capital funding necessary to pay for the follow-up drilling program.

The ultimate result of the proposed program was altered due to several factors.  The expected closing of the initial debenture financing of $1.5 million was postponed, due to negotiations with the financiers until mid-December, 2009.  Once the financing was negotiated, the ultimate funding of the debenture was to occur in four separate tranches, with two funded in December 2009 for a total of $900,000 and ultimately one final tranche for a total of $600,000 which closed in March, 2010.  As a result, work could not begin on the permitting and planning work for the wells until December 2009, fully 3 ½ months after the anticipated start of work as presented in the Corporate Presentation.

Another significant alteration related to industry activity associated with the burgeoning Bakken Formation drilling programs being undertaken by a variety of independent operators in the Williston Basin of North Dakota.  The significant increased assessment by the USGS in its Bakken update dated June 16th, 2009, led to a dramatic increase in activity associated with the play and a dramatic strain of services and tangible equipment in all areas of the oil and gas business in the state.  As a result, the planning work which was done prior to drilling, indicated a very significant additional cost to drill the vertical wells the company had outlined in the Corporate Presentation.  The total expected cost rose from approximately $450,000 for each well, to a cost of over $900,000 for the drilling, completion and equipping of each well.

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Finally, due to the unanticipated election by working interest partners representing approximately 30% of the total interest in each well, not to participate in the wells, created an additional financial burden which the Company elected to absorb rather than abandon plans to drill the wells.

All of these foregoing factors resulted in the Company drilling only two wells with the capital raised in the debenture financing of $1.5 million.  These wells were postponed until the middle of March, 2010 due to the lack of available drilling equipment and the longer than expected time line necessary to have the wells permitted.  Significant delays in the drilling and ultimate completion and testing of the wells has dramatically altered the Company’s projections as outlined in the original Presentation dated September 2009.  To date, the Company has drilled, completed and equipped two wells for production.  The outcome of both wells has been less successful than originally projected due mainly to lower than anticipated overall fluid rates being produced from both wells, despite the test rates post-drilling, which suggested that both wells would be capable of reasonably high levels of fluid production at oil cut percentages which would fall in line with the original estimated rates as contained in the Corporate Presentation.  This has required additional remedial actions of the part of the Company and its joint venture partners.  That remedial work continues to be performed and the assessment of those results will ultimately determine the next course of action for the Company as it relates to its original plans with respect to the Crosby property.  At the current time, the Company is continuing to assess the results of the two wells, is determining additional remedial actions as is necessary and is considering all alternatives with respect to the wells should production not improve.  The second tranche of drilling on the property has been postponed pending the ultimate results of the assessment work.  Should additional drilling be contemplated, additional financing and a re-evaluation of the overall cost of the program will be necessary.

4.    We further note in the "Corporate Presentation — September 2009" your projection of total revenues of $8.5 million in 2010, $14.5 million in 2011 and $19.0 million in 2012. These represent a significant increase from total revenues of $588,410 for the year ended September 30, 2009. Please revise your "Overview" section to describe the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor's understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term. See Release No. 33-8350 (Nov. 29, 2003). For example, if these projections represent your expectations of increased revenues from your oil and gas projects, please discuss these, and provide a basis for your estimates.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The Company’s revenue projections contained in the Corporate Presentation were based upon the drilling program as contemplated in the Corporate Presentation having been achieved and the results of the wells to have been as per the mid-case scenario of success.  The production and revenue forecasts were based upon several factors.  The first was the expected coast to drill, complete and equip wells for production the area of Crosby, North Dakota.  Based upon the cost of previously drilled horizontal wells, offsetting vertical wells drilled by other operators, and the experience drilling both vertical and horizontal wells in the Province of Saskatchewan Canada located within a few miles of the Crosby area, estimates for the wells were produced.  An estimate of gross costs of $450,000 per well for drilling, completion and equipping was assumed in the September 2009 analysis.  Secondly, it was assumed that JayHawk would be responsible for its working interest share of approximately 65% in each of the wells.  This assumption was made due to the fact that the new locations were classified as development wells situated in close proximity to existing producers.  In management’s experience, participation by all working interest parties in a development program of this nature is considered extremely likely.  The most important components to the projected financial analysis were the identification of analogues production situations which included, but were not limited to; producing pools within a short distance from the Crosby pool, production entities which produce oil from the same stratigraphic geological formation as the Crosby pool and the quantification of the various levels of productivity of oil on a barrels per day and total reserve basis from those analogues.

Through this work and the development of geological mapping over the Crosby pool itself, an analysis of the likely production levels, areal extent of the reservoir, lifting costs and net revenues for each of the new wells was produced.  In the average case, the wells would produce at rates which would generate the cash flow levels as presented in the Corporate Summary.

In response to the Staff’s comment, the Company has included the following additional disclosure in the Overview section in Amendment No. 1:

In September 2009, we completed a full analysis of the Crosby North Dakota property in which JayHawk is the operator.  At that time, there were five producing Ratcliffe formation oil wells with gross production of approximately 60 barrels of oil produced per day.  Considering that large mineral interests held in the area by JayHawk and its joint venture partners, the area was considered a prime opportunity for exploitation of the reserves attributable to the reservoir as determined by management’s analysis of the Crosby pool and other analogue oil pools within the same depositional fairway of the Crosby pool.  Many of these analogue pools had been successfully developed by other operators and had returned significant additional production and reserves associated with that drilling exploitation.  Corroboration for the development of the pool was also given by the independent engineering assessment performed by McDaniel Associates of Calgary, Alberta, Canada who had been commissioned by JayHawk to perform an independent third party report for the Company’s yearend in both 2008 and 2009.
61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
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While the management and third party engineering assessment were both favorable in terms of the development potential of the Crosby pool, risk factors associated with any drilling of oil and gas resources are common.  These risk factors are associated with changing parameters within the reservoir and include, but are not limited to; non-deposition of reservoir, reduced porosity and permeability of reservoir rock when present, structural changes to the reservoir which may preclude the trapping of hydrocarbons, drainage of existing reserves by other wells, mechanical problems while drilling which may prevent production, rising costs due to unforeseen circumstances which may result in wells becoming non-commercial, lower than anticipated production rates due to changes in reservoir quality which were un-anticipated, well bore damage by drilling which may prevent commercial production of hydrocarbons, catastrophic failure during drilling which may prevent the well from reaching its intended target or other unforeseen events which may mitigate the economic success of a drilling operation.

Cash Flows, Liquidity and Capital Resources,_page 15

5.    We note your statement that "Generally, [y]our main sources of liquidity are cash and internally generated cash flow from the sale of crude oil and natural gas." Please explain your statement in light of the fact that, while you had positive cash flows from operating activities for the six months ended March 31, 2010, you had negative cash flows from operating activities for the fiscal years ended September 30, 2009 and September 30, 2008. In this regard, we note that your combined cash flows from financing activities were $10,869,042 but your combined cash flows from operating activities were $37,479 over the course of these periods.

Response:

In response to the Staff’s comment, the Company has included the following additional disclosure in Amendment No. 1:

Although the Company had a net loss of $2,696,527 from continuing operations for the six months ended March 31, 2010, the Statement of Cash Flows for that same period discloses a positive cash flow from operations of $1,029,061.  There are essentially two factors which in this presentation turn the net loss from operations into a positive cash flow from operations: (i) non-cash expenses comprised more than 50 percent of all costs and expenses included in the net loss figure, and (ii) on an accrual basis of accounting, to the extent goods and services are received within the period but not paid for until subsequent to that period end, the equivalent of cash has been provided operations.  Each of these factors is discussed in greater detail below:

1.    Debt conversion expense of $1,466,978 was a non-cash expense computed as the difference between the fair values of securities exchanged for the conversion of notes payable, over the fair value of securities which would have been issued if converted under original terms of the respective notes.  Other non-cash expenses, including depreciation, depletion and amortization, accretion of the annual asset retirement obligation, and amortization of note discounts totaled $987,593. Various service costs and interest in aggregate totaling $80,543 were also non-cash, in that they were paid for with the Company’s common stock.

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2.    During the six months ended March 31, 2010 accounts payable increased by $1,324,728 to $1,496,894.  The entirety of this increase is attributable to the costs invoiced the Company, and remaining unpaid at March 31, 2010, for the drilling and completion of the two wells, Knudson and Jenks.

Since generally the Company’s main source of liquidity is the internally generated cash flow from the sale of crude oil and natural gas, along with existing cash balances, the liquidation of the invoices included in accounts payable at March 31, 2010 in subsequent months will have a significant effect on the Company’s liquidity.  At March 31, 2010, the Company had cash-on-hand of $826,698 and total current assets equaled $971,346.  If, in the short-term, we do not find other sources of funding, the Company will not have the ability to fund further drilling or development activities, or to make other capital expenditures.  At March 31, 2010, the Company’s working capital, defined as current assets less current liabilities is a negative $702,394.

6.    In quantitative terms, provide a detailed discussion of your liquidity sources and needs in the next 12 months. State whether you have any plans or arrangements for future financing, written or otherwise.

Response:

In response to the Staff’s comment, the Company has included the following additional disclosure in Amendment No. 1:

Our sources of liquidity include current cash and cash equivalent balances, and cash generated from operations (sale of crude oil and natural gas).  We also have historically accessed various accredited investors with the issuance of convertible debt and equity financings.  As for example, in this six month period ending March 31, 2010 the cash position was significantly augmented by the issuance of the debentures in the amount of $900,000.

As of March 31, 2010 our current assets totaled $971,346 consisting of cash, $826,698, accounts receivable, $129,284, and prepaid expenses, 15,364.  At the same time our current liabilities were $1,673,740.  The working capital shortage apparent at that time was substantially alleviated with the receipt of $600,000 in April in consideration for the issuance of 10% convertible debentures.  As of this writing, June 28, 2010, the Company has $1,232,000 available in cash.  At the same time, the Company has obligations payable to vendors of services, materials and supplies in the amount of $1,766,000.  This shortfall of $534,000 will need to be made up through ongoing operations and/or additional external financing.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Based upon average sales volumes for the initial seven completed months of the current fiscal year (October through April) with a forecasted price of $68 per barrel, and maintaining our operating costs at average monthly levels, we project that our net working interest cash flows will be sufficient to cover recurring monthly production costs and administrative overheads through the end of this fiscal year, September 30, 2010.  However, should we not be successful in maintaining the monthly average production levels, in controlling operating costs within limits budgeted, and/or in obtaining additional financing, it could significantly affect the Company’s long-term viability and cause the possible curtailment of continuing operations.

The Company does not have a written plan at this time for obtaining this required funding.  Nor does it have availabilities of cash under any bank lines of credit.  However, it will seek to raise additional capital through possible issuance of convertible debt, equity, straight debt, or a combination thereof, or with the sale of underperforming assets.  Any potential future debt or equity financings may have a negative impact on the Company’s balance sheet, and a dilutive effect on the then current shareholders, respectively.

7.    Discuss the impact of the joint venture agreement with DK True Energy Development (DKTED) on your liquidity. Include in your discussion DKTED's option to cap its participation and working interest.

In response to the Staff’s comment, the Company has included the following additional disclosure in Amendment No. 1:

In August 2009, the Company signed a memorandum of understanding (“MOU”) with DK True Energy Development (“DKTED”) which provided that upon the payment of $250,000 DKTED would earn an undivided 42.5 percent working interest in both the Company’s Girard and Uniontown projects in Southeast Kansas.  With this interest DKTED also assumed responsibility for spending not less than $300,000 in the revitalization of the existing wells while simultaneously carrying 100 percent of JayHawk’s 57.5 percent working interest.  This agreement has improved the Company’s cash flow by eliminating all expenditures associated with the operation of the Kansas wells while at the same time providing cash receipt’s representing 57.5 percent of the monthly revenue generated by these same wells.

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The MOU was amended in November of 2009 to exclude the acreage included in the Uniontown project and grant DKTED an option, exercisable within nine months, to acquire an additional 42.5 percent working interest in the Girard project for the sum of $250,000.  If DKTED were to exercise this option they would have an undivided 85 percent working interest in the project and JayHawk would retain only a 15 percent working interest.

If however DKTED does not exercise its option to acquire the additional working interest within the time frame specified, their interest will drop to 35 percent and JayHawk will continue as operator with a 65 percent working interest.  This will increase monthly cash outflows to the Company which will vary depending on the work program put in place.  Subsequent to the original MOU and amendments DKTED’s interest and obligations in the Girard project under these documents have been assigned to WHL Energy Midcon, LLC.  Each of these documents is filed as an exhibit to this Form S-1.

8.    We note that your accounts payable increased $1,324,728.  Explain this increase and the effect it will have on your liquidity and planned capital expenditures. Describe any unique items or circumstances that contributed to this increase.

Response:

Please refer to response to Comment No. 5.

Business, page 16

9.    We note that you mention "projects with near term cash flow potential." Discuss these projects in further detail.

Response:

In response to the Staff’s comment, the Company has included the following amended disclosure in Amendment No. 1:

As at March 31, 2010, we remain an early stage oil and gas company led by an experienced management team focused on exploration and production of oil and natural gas.  Our immediate business plan is to focus our efforts on further developing the as yet undeveloped acreage in Southeast Kansas and to drill two or more wells in the Crosby, North Dakota properties.  Our main priority will be given to our Crosby, North Dakota and Kansas shallow gas properties, although consideration will also be given to projects that may not be as advanced from a technical standpoint but demonstrate the potential for significant upside.  Future development activities will be determined by our ability to access sources of sufficient funding.

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Management, page 18

10. Indicate any other directorships held by each director. We note that Star Gold Corp. lists Mr. Gorrill as its President and Director.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to include any other directorships held by each director.

Exhibits

11.    Include your joint venture agreement with DKTED as an exhibit or explain why it has not been included. In your Form 8-K filed on August 11, 2009, we note that you entered into a letter agreement with DKTED on August 7, 2009 and planned to complete further documentation later in that month. Please provide an update on the status of this agreement and explain why it has not been filed as a material definitive agreement.

Response:

In response to the Staff’s comment, the Company has included the letter agreement with DKTED, the amendment to the letter agreement with DKTED, the letter agreement with Jetside Oil & Gas LLC, WHL Energy Limited and WHL Energy Midcon LLC (the nominee of DKTED) and the second amendment to the letter agreement with DKTED as exhibits 10.8, 10.9, 10.10 and 10.11, respectively, to Amendment No. 1.

Exhibit 23.2

12. Please file an updated consent that pertains to this registration statement.

Response:

In response to the Staff’s comment, the Company has filed an updated consent as Exhibit 23.2 to Amendment No. 1

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

cc:           Lindsay E. Gorrill

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com